UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Firefish, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31816P 103

(CUSIP Number)

Harshawardhan Shetty
402 West Broadway, Suite 2800
San Diego, CA 92101
(917) 310-4718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ¨

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31816P 103	SCHEDULE 13D	PAGE 2 OF 7

1	NAME OF REPORTING PERSON Harshawardhan Shetty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ¨ (b) ¨
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,666,666
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 6,666,666
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,666
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
Footnotes:

* The issuer currently has  9,866,665 shares of stock issued and outstanding as of November 1 , 2011.  There are no current outstanding options or warrants to acquire stock.

CUSIP No. 31816P 103	SCHEDULE 13D	PAGE 3 OF 7

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2008, Harshawardhan Shetty purchased 6,666,666 of our common shares for a purchase price of $0.001 per share or an aggregate purchase price of $6,667.

CUSIP No. 92205L 202	SCHEDULE 13D	PAGE 4 OF 7

Item 4.	Purpose of the Transaction.

The purpose of the transaction was for Mr. Shetty to purchase shares in the corporation and control the corporation.

A. Acquisition or Disposition of additional securities of the issuer.  There are no present plans for Mr. Shetty to acquire or dispose of additional stock of the issuer.

B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;  There are no present plans for a merger, reorganization or liquidation transaction,.

C. A sale or transfer of a material amount of assets
There is no plan for any sale or transfer of the Company’s assets.  There is no such transaction currently in negotiation.

D. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.  None.

Items E through I: N/A

J. Similar transactions.  None.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Shetty beneficially owns 6,666,666 shares of the issuer.

(b)           Mr. Shetty has sole power to vote the shares of Common Stock covered by this Schedule 13D.

(c)           Mr. Shetty has engaged in the following transactions in the shares of Common Stock during the last 60 days:

Sale of Shares of Common Stock:

Date of Transaction	Number of Shares	Price Per Share	Type of Transaction
None

CUSIP No. 31816P 103	SCHEDULE 13D	PAGE 5 OF 7

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

None .

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

 None.

CUSIP No. 31816P 103	SCHEDULE 13D	PAGE 7 OF 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2 2 , 2011

By: /s/ Harshawardhan Shetty
Name: Harshawardhan Shetty
Title: President and CEO